Steven Glauberman Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: sglauberman@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

October 7, 2022	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Ms. Mary Beth Breslin

Mr. Frank Knapp

Mr. Wilson Lee

Mr. Ruairi Regan,

Re:	Greencity Acquisition Corporation

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 31, 2022

Form 10-Q for the Quarterly Period Ended June 30, 2022

Filed August 15, 2022

File No. 001-39404

To the Reviewing Staff Members of the Commission:

On behalf of our client, Greencity Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 22, 2022 on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 (the “Form 10-K”) filed on March 31, 2022 and Form 10-Q for the Quarterly Period Ended June 30, 2022 Filed on August 15, 2022 (the “Form 10-Q”)

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 1 to the Form 10-K (the “Form 10-K Amendment”) and Amendment No. 1 to the Form 10-Q (the Form 10-Q Amendment) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Form 10-K Amendment where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form 10-K Amendment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Business

1.	We note that your principal executive offices are located in Shanghai, China, the SPAC Sponsor appears to be based in China, a majority of your executive officers and/or directors are located in or have significant ties to China, and that you may be contemplating merging with a company incorporated in China. Please disclose this prominently in the introduction to the business section. Your disclosure also should describe the legal and operational risks associated with being based in China. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Provide a cross-reference to your detailed discussion of risks facing the company and the offering.

Response: We have revised the disclosure in the Form10-K Amendment on pages 4 to 6 in accordance with the Staff’s instructions.

2.	Please disclose the risks that being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Form 10-K Amendment on pages 4 to 6 in accordance with the Staff’s instructions.

3.	Please revise to disclose in the introduction to your Business section that the location of the company, sponsor and executives may make you a less attractive partner to a non- China-based target company, which may therefore limit the pool of acquisition candidates.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Form 10-K Amendment on page 4 in accordance with the Staff’s instructions.

Potential Impact of Post Business Combination Operations in the PRC, page 30

4.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. State whether you may be covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations. Also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Form 10-K Amendment on pages 4, 5, 45, 46 and 47 in accordance with the Staff’s instructions.

5.	Provide a clear description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date and quantify the amounts where applicable.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Form 10-K Amendment on page 5 in accordance with the Staff’s instructions.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Form 10-K Amendment on page 5 in accordance with the Staff’s instructions.

Controls and Procedures

Management's Report on Internal Control Over Financial Reporting

7.	We note that the 10-K for the year ended December 31, 2021 represents the second annual report filed after IPO effectiveness. In addition within risk factor disclosures on page 34, you acknowledge the requirement to evaluate and report on your system of internal controls beginning with your annual report for the year ending December 31, 2021. However, we could not locate management's report on internal controls over financial reporting within Item 9A of your annual report. Please amend your annual report to include management's report on internal controls over financial reporting pursuant to Item 308(a) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Form 10-K Amendment on page 62 in accordance with the Staff’s instructions.

Report of Independent Registered Public Accounting Firm

8.	We note your audit opinion does not reference the balance sheet as of December 31, 2020. Please have your auditor revise its opinion to include the balance sheet as of December 31, 2020 which is required pursuant to Rule 8-02 of Regulation S-X. Please amend your filing to include such revised audit opinion. Please note that when you file your amendment, new certifications should be filed and all amended Items should be filed in their entirety.

Response: In response to the Staff’s comments, the auditor has revised the audit opinion on page F-2 in accordance with the Staff’s instructions.

Risk Factors

9.	Please add Risk Factor disclosure regarding the Holding Foreign Companies Accountable Act. In addition, please disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Form 10-K Amendment on pages 47 to 49 in accordance with the Staff’s instructions.

10.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China[1]based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Form 10-K Amendment on pages 49 and 50 in accordance with the Staff’s instructions.

11.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Form 10-K Amendment on pages 51 and 52 in accordance with the Staff’s instructions.

12.	Please revise to include disclosure addressing any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Form 10-K Amendment on page 52 in accordance with the Staff’s instructions.

General

13.	Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to you, your sponsor and your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Form 10-K Amendment on pages 7 and 54 in accordance with the Staff’s instructions.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Exhibits 31.1 and 32.2

13.	We note that your certifications do not include paragraph 4(b) language referring to internal control over financial reporting. Please file an amendment to your quarterly report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

Response: In response to the Staff’s comments, the Company is submitting the Form 10-Q Amendment via EDGAR to the Commission concurrently with the submission of this letter.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Steven Glauberman, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or sglauberman@beckerlawyers.com.

Very truly yours,

By:	/s/ Steven Glauberman
Name:	Steven Glauberman